January 18, 2008

VIA EDGAR

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549-0510

Re:	Scientific Games Corporation
Form 10-K for the Year Ended December 31, 2006
Filed March 1, 2007
Form 8-K Filed November 1, 2007
File No. 000-13063

Dear Mr. Kronforst:

Reference is made to the letter dated January 8, 2008 (the “Comment Letter”) from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company, ” “our,” or “we”), setting forth the Staff’s comments regarding the filings referenced above.

This letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The paragraph numbers of this letter correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the following responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very truly yours,

/s/ DeWayne E. Laird
DeWayne E. Laird
Vice President and Chief Financial Officer

cc:	Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(3) Acquisitions, page 85

1.                                       We note that you exchanged the $16.1 million receivable from ILC as part of the purchase consideration for the December 2006 acquisition transaction.  We further note that you impaired the goodwill recorded in connection with this transaction shortly after the acquisition.  Please provide us with the following information regarding these transactions:

•                  Describe the history of the receivable from ILC including the nature of the receivable, terms and billing/collection history;

Response:

International Lotto Corporation (ILC) is a Peruvian company that was started in 2003 by parties unrelated to the Company. ILC is a member of a consortium agreement with certain charities in Peru which gives them the right to participate in the operation of a lottery in Peru.  The ILC lottery provides online lottery games, instant ticket lottery games and, beginning in August 2005, a pre-printed weekly bingo-like game called Yala.  In 2003, Scientific Games International, Inc. (“SGI”), a subsidiary of the Company, entered into a lottery system agreement with ILC, and provided ILC with a central computer system and approximately 1,000 point-of-sale terminals.

ILC began operating this start-up lottery in 2003 using the SGI system.  In 2004, the owners of ILC and SGI negotiated an agreement whereby SGI would loan money to ILC to support expansion of the operation and, if ILC was not able to repay such funds, SGI could exercise an option under which it would receive an ownership interest in ILC of up to 64%, which was increased to 69% in consideration for additional loans provided to ILC in 2004. This option expired in the fourth quarter of 2006.

During 2004, 2005 and 2006, SGI made secured loans totaling $6.0 million, $6.7 million and $3.4 million, respectively, to ILC. ILC was not able to repay these loans. In the fourth quarter of 2006, SGI, after further negotiations with the shareholders of ILC, agreed to exchange the loans owed to it for an 80% ownership interest in ILC.

•                  Describe the financial condition of ILC at the date of the acquisition;

Response:

ILC had an operating loss of $2.9 million in 2006 down from an operating loss of $5.7 million in 2005. During 2006, ILC expanded the number of provinces in which it was selling tickets to 22 of 24 provinces, up from 10 of 24 in 2005. The introduction of a pre-printed weekly bingo style game called Yala caused a 130% improvement in revenues in 2006, giving ILC a 32% market share in November 2006 and a 28% market share on average through November 2006. The Yala game, coupled with expansion of the sales base, was expected to be the main driver of sales improvements in 2007 and beyond. In December 2006, ILC had negative working capital of $0.5 million and negative equity of $17 million. ILC management projected an operating loss of $2.0 million in 2007 (of which $1.9 million would occur in the first six months of the year) and profits of $2.6 million in 2008, $3.9 million in 2009 and $4.9 million in 2010.

•                  Tell us whether any consideration was given to writing the receivable off and, if so, when;

Response:

Each year we evaluated whether the receivables should be written down and concluded that  when we converted the option to an ownership interest we would realize more value than the amount of the receivable and therefore we did not believe that the receivable was impaired.  In the fourth quarter of 2006, after performance of additional due diligence including assessment of the local market, the limited competition, and the opportunity to operate a successful lottery, we chose to exercise our option and converted the receivable into an 80% ownership stake in ILC because we continued to believed that we could make ILC a profitable venture and recover our investment.

The Market

Peru, with a population of 28 million, had a current lottery market of $46 million and a long-term market potential of $150 million. The current spend per capita was only $3 compared to a per capita rate of $6 in Venezuela and $7 in Columbia. This market was being served by only two lotteries – ILC and Interlot, a Greek company and one of the Company’s primary competitors in the lottery systems business. The Interlot lottery only offered lottery players the opportunity to play online lottery games, whereas ILC was offering players the opportunity to play online lottery games, instant win lottery games and a weekly bingo-like game, which has proven to be very popular in other South American countries.

The Plan

ILC had significantly improved its financial performance in 2006 and had developed a plan showing further improvements in 2007 through 2010. We planned to assign several operational and marketing individuals from SGI, upon completion of the transaction, to begin a restructuring of ILC’s operations with the objective of significantly reducing or eliminating the projected 2007 loss. The operational plan was focused on leveraging the success of the Yala game through the introduction of higher price point games and driving sales growth through the existing Kiosk network, which are relatively fixed cost distribution points. At the same time, we worked to expand the direct retailer network, which had the lowest variable distribution cost, in order to increase market penetration.

•                  Tell us how you determined the fair value of the receivable on the acquisition date;

Response:

We had an independent valuation of ILC performed as of February 1, 2006 which concluded that the value of our ownership interest in ILC, upon exercise of our option, supported the carrying value of our receivable from ILC.  We determined the fair value of our ownership interest in ILC at the acquisition date by updating the valuation that was performed on February 1, 2006. Based on this analysis we concluded that the fair value of our portion of ILC exceeded the $16.1 million receivable.

•                  Describe the circumstances between the acquisition and the subsequent impairment and explain how those circumstances support the initial fair value of the receivable and subsequent write off of the goodwill.

Response:

As previously noted, our plan included significant involvement by operational and marketing executives in the operation of ILC.  We anticipated that ILC would lose money in 2007 and become profitable in 2008 with increasing profitability in 2009 and beyond.  However, in the first three quarters of 2007, ILC lost $3.4 million, or 79% more than was projected in the plan. This loss was funded by the Company. These losses were attributable to lower than expected sales and higher than planned cost to distribute the Yala game, coupled with intense competition from Interlot.  In the third quarter of 2007, as part of our annual strategic planning process, we undertook an in-depth review of our Printed Products business unit. Further analysis of the ILC business showed that significant additional investments of management’s time and the Company’s capital would be required to achieve the plan due to the continuing high cost of marketing of the Yala game and the expected continued intense competition from Interlot. Management decided that it was not prepared to make these additional investments, and initiated actions to shut down the ILC business by the end of 2007.  As a result, in the third quarter of 2007 we recorded an impairment charge for the long-lived assets in Peru in accordance with the guidance of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” and an impairment charge for the goodwill related to Peru in accordance with the guidance of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

Form 8-K Filed November 1, 2007

Exhibit 99.1

Reconciliation of Net Income to Adjusted EBITDA

2.               We note that in 2006 you began to include your share of earnings or losses from joint ventures (JVs) in your computation of EBITDA.  This appears to have been a change from prior periods in which you excluded those amounts and we note that your disclosures did not appear to explain the change.  Please explain to us the merits of each calculation, why the change was made and how you determined the level of disclosure regarding the change.  As part of your response, provide us with a table that shows the quarterly EBITDA measures calculated using both methods for the four quarters on either side of the period of change.

Response:

EBITDA is included in our earnings releases because it is a basis upon which we assess our financial performance, and it provides useful information regarding our ability to service our debt. Prior to June 30, 2006, we defined EBITDA in our earnings releases as “operating income plus depreciation and amortization expenses.”  In the second quarter 2006 earnings release we changed our definition of EBITDA to “net income plus income tax expense, interest expense, and depreciation and amortization expense, net of other income.”  This change was made because the earnings from our Italian joint venture were starting to become more significant to our overall business and became part of the basis upon which we were assessing our financial performance. We believed that this revised definition made it clear to investors that our EBITDA metric had changed.  In addition, we recasted the data for all prior periods presented in the second quarter 2006 earnings release and all subsequent earnings releases so that the information presented was consistent with the new definition.  We reviewed a variety of guidance concerning non-GAAP measures and discussed the disclosure of this change with our SEC counsel, Kramer Levin Naftalis & Frankel LLP and concluded that the change was acceptable and the disclosure was appropriate.

A schedule showing quarterly EBITDA for each quarter in 2005, 2006 and the first three quarters of 2007 is attached as Schedule 1.

Schedule I

Scientific Games Corporation
SEC Letter dated January 8, 2008 response to question 2

Form 8-K Filed November 1, 2007
Exhibit 99.1
Reconcilation of Net Income to Adjusted EBITDA

EBITDA

Computation method: Inclusive of JV

	2005	2006	2007

Quarter 1	50,762	57,821	75,767
Quarter 2	57,809	69,605	84,329
Quarter 3	48,255	63,765	73,697
Quarter 4	38,898	48,265
	195,724	239,456	233,793

JV (income) / loss

	2005	2006	2007

Quarter 1	543	(1,576)	(11,878)
Quarter 2	955	(3,157)	(11,401)
Quarter 3	60	(1,722)	(8,344)
Quarter 4	506	(1,445)
	2,064	(7,900)	(31,623)

EBITDA

Computation method: Exclusive of JV

	2005	2006	2007

Quarter 1	51,305	56,245	63,889
Quarter 2	58,764	66,448	72,928
Quarter 3	48,315	62,043	65,353
Quarter 4	39,404	46,820	—
	197,788	231,556	202,170